SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         SCHEDULE 13G/A
            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*

                 ADVANCED MATERIALS GROUP, INC.
                        (Name of Issuer)

            Common Stock, par value $0.001 per share
                 (Title of Class of Securities)

                            00753U102
                         (CUSIP Number)

                       September 23, 2006
     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [   ]  Rule 13d-1(b)

   [ X ]  Rule 13d-1(c)

   [   ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00753U102                                    13G/A

(1)  Name of Reporting Person               Delk Partners, Ltd.
     I.R.S. Identification No.
     of Above Person (entities only)
----------------------------------------------------------------

(2)  Check the Appropriate Box if a                  (a)  [   ]
     Member of a Group*                              (b)  [   ]
----------------------------------------------------------------

(3)  SEC Use Only

----------------------------------------------------------------

(4)  Place of Organization                                Texas
----------------------------------------------------------------

Number of Shares
                         (5)  Sole Voting Power         100,000
  Beneficially
                         (6)  Shared Voting Power             0
 Owned by Each
                         (7)  Sole Dispositive Power    100,000
Reporting Person
                         (8)  Shared Dispositive Power        0
    With:
----------------------------------------------------------------

(9)  Aggregate Amount Beneficially Owned                100,000
     by Each Reporting Person
----------------------------------------------------------------

(10) Check if the Aggregate Amount in                      [  ]
     Row (9) Excludes Certain Shares*
----------------------------------------------------------------

(11) Percent of Class Represented by                       0.8%
     Amount in Row (9)
----------------------------------------------------------------

(12) Type of Reporting Person*                              PN
----------------------------------------------------------------

*    SEE INSTRUCTIONS

CUSIP NO. 00753U102                                    13G/A

(1)  Name of Reporting Person                       Robert Delk
     I.R.S. Identification No.
     of Above Person (entities only)
----------------------------------------------------------------

(2)  Check the Appropriate Box if a                  (a)  [   ]
     Member of a Group*                              (b)  [   ]
----------------------------------------------------------------

(3)  SEC Use Only

----------------------------------------------------------------

(4)  Citizenship                                         U.S.A.
----------------------------------------------------------------

Number of Shares
                         (5)  Sole Voting Power               0
  Beneficially
                         (6)  Shared Voting Power       100,000
 Owned by Each
                         (7)  Sole Dispositive Power          0
Reporting Person
                         (8)  Shared Dispositive Power  100,000
    With:
----------------------------------------------------------------

(9)  Aggregate Amount Beneficially Owned                100,000
     by Each Reporting Person
----------------------------------------------------------------

(10) Check if the Aggregate Amount in                      [  ]
     Row (9) Excludes Certain Shares*
----------------------------------------------------------------

(11) Percent of Class Represented by                       0.8%
     Amount in Row (9)
----------------------------------------------------------------

(12) Type of Reporting Person*                              IN
----------------------------------------------------------------

*    SEE INSTRUCTIONS

CUSIP NO. 00753U102                                    13G/A

(1)  Name of Reporting Person              Ann Struckmeyer Delk
     I.R.S. Identification No.
     of Above Person (entities only)
----------------------------------------------------------------

(2)  Check the Appropriate Box if a                  (a)  [   ]
     Member of a Group*                              (b)  [   ]
----------------------------------------------------------------

(3)  SEC Use Only

----------------------------------------------------------------

(4)  Citizenship                                         U.S.A.
----------------------------------------------------------------

Number of Shares
                         (5)  Sole Voting Power               0
  Beneficially
                         (6)  Shared Voting Power       100,000
 Owned by Each
                         (7)  Sole Dispositive Power          0
Reporting Person
                         (8)  Shared Dispositive Power  100,000
    With:
----------------------------------------------------------------

(9)  Aggregate Amount Beneficially Owned                100,000
     by Each Reporting Person
----------------------------------------------------------------

(10) Check if the Aggregate Amount in                      [  ]
     Row (9) Excludes Certain Shares*
----------------------------------------------------------------

(11) Percent of Class Represented by                       0.8%
     Amount in Row (9)
----------------------------------------------------------------

(12) Type of Reporting Person*                              IN
----------------------------------------------------------------

*    SEE INSTRUCTIONS

CUSIP NO. 00753U102                                    13G/A


Item 1(a).     Name of issuer:

               Advanced Materials Group, Inc. (the "Issuer")

Item 1(b).     Address of Issuer's principal executive
               offices:

               3303 Lee Parkway, Suite 105
               Dallas, Texas 75219

Item 2(a) - (c).    Name, Address and Citizenship of Persons
                    Filing:

               See cover pages

          1.   Relationship of filing persons:

               Robert Delk and Ann Struckmeyer Delk are the sole general partners of Delk Partners, Ltd., a Texas limited partnership. As of the filing date, Delk Partners, Ltd. owned a warrant for the purchase of up to 100,000 shares of common stock of the Issuer.

          2.   Address of Principal Business Office or if none
               Residence:

               For Robert Delk, Ann Struckmeyer Delk and Delk
               Partners, Ltd.:

                    4040 Grassmere Lane
                    Dallas, Texas  75205-1151

          3.   Citizenship:  See cover pages

Item 2(d).     Title of class of securities:

               Common Stock, $0.001 par value per share, of the Issuer.

Item 2(e).     CUSIP No.:

               00753U102

Item 3.   If this statement is filed pursuant to Sections
          13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

          (b)  [  ] Bank as defined in section 3(a)(6) of the Act
                    (15 U.S.C. 78c);

CUSIP NO. 00753U102                                    13G/A



          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

          (e) [ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);

          (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [  ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

          Not applicable.

Item 4.   Ownership:

     On September 23, 2006, Delk Partners, Ltd. sold
1,419,218 shares of the Common Stock of the Issuer for an aggregate price equal to $500,000.

     As of the close of business on September 23, 2006, the Reporting Persons may be deemed to beneficially own, in the aggregate, 100,000 shares of Common Stock of the Issuer, representing approximately 0.8% of the Issuer's outstanding shares of Common Stock (based upon the 12,116,026 shares of Common Stock stated to be outstanding as of October 2, 2006 by the Issuer in the Issuer's Quarterly Report on Form 10-QSB for the fiscal quarter ended August 31, 2006.

     Delk Partners, Ltd. has the sole power to vote and dispose of the 100,000 shares of Common Stock beneficially owned by it. However, as the general partners of Delk Partners, Ltd., Mr. Robert Delk and Mrs. Ann Struckmeyer Delk may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have shared power to vote, or direct the vote of, or dispose of, or direct the disposition of, the 100,000 shares of Common Stock beneficially owned directly by Delk Partners, Ltd.

     The filing of this Statement on Schedule 13G/A shall not be construed as an admission that either Mr. Robert Delk or Mrs. Ann Struckmeyer Delk is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 100,000 shares of Common Stock beneficially owned by Delk Partners, Ltd.

CUSIP NO. 00753U102                                    13G/A



Item 5.   Ownership of five percent or less of a class:

          Not Applicable.

Item 6. Ownership of more than five percent on behalf of another person:

          Not Applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

          Not Applicable.

Item 8. Identification and classification of members of the group:

          This Statement on Schedule 13G/A has been filed by a group under Rule 13d-1(d). Attached as Annex A is a Joint Filing Statement executed by each member of such group.

Item 9.   Notice of dissolution of group:

          Not Applicable.

Item 10.  Certifications:

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                    [Signature page follows]

CUSIP NO. 00753U102                                    13G/A




                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Dated:  January 29, 2007


                              DELK PARTNERS, LTD.


                              By:   /S/ ROBERT DELK
                                 ------------------------------
                                 Robert Delk, General Partner

                              /S/ ROBERT DELK
                             -----------------------------------
                              Robert Delk

                              /S/ ANN STRUCKMEYER DELK
                             -----------------------------------
                              Ann Struckmeyer Delk



            ATTENTION:  Intentional misstatements or
              omissions of fact constitute Federal
        criminal violations (See 18 U.S.C. section 1001)

CUSIP NO. 00753U102                                    13G/A



                            EXHIBIT A

                     JOINT FILING STATEMENT


     Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13G/A is filed on behalf of each of us.

                              Dated:    January 29, 2007


                              DELK PARTNERS, LTD.

                              /s/ ROBERT DELK
                              ---------------------------------
                              Robert Delk, General Partner

                              /s/ ROBERT DELK
                              ---------------------------------
                              Robert Delk

                              /s/ ANN STRUCKMEYER DELK
                              ---------------------------------
                              Ann Struckmeyer Delk